

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2014

Via Email
Shang-Hsiu Koo
Chief Financial Officer
Jiayuan.com International Ltd.
Room 1005, Changxin Building
No. 39 Anding Road
Chaoyang District, Beijing
The People's Republic of China

> **Re: Jiayuan.com International Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed April 29, 2013**
> **Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed January 30, 2014**
> **File No. 001-35157**

Dear Mr. Koo:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

> Sincerely,
>
> /s/ Mark P. Shuman
>
> Mark P. Shuman
> Branch Chief – Legal